UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA OIL & GAS, S.A.B. DE C.V., HELD ON DECEMBER 14TH, 2021

FIRST: The special unconsolidated financial statements of the Company as of September 30, 2021, and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020, in the terms in which such financial statements were made available to the Company’s shareholders, together with the respective independent auditors’ report issued by Mancera, S.C., Member of Ernst Young Global Limited as external auditor of the Company with respect to the unconsolidated financial statements of the Company which comprise the statement of financial unconsolidated position as of September 30, 2021, the unconsolidated statement of income, the unconsolidated statement of income and other comprehensive income, the unconsolidated statement of changes in equity and the unconsolidated statement of cash for the period ended on such date, as well as the explanatory notes to the financial statements, including a summary of the significant accounting policies, stating that the unconsolidated financial statements present fairly, in all material aspects, the unconsolidated financial position of the Company as of September 30, 2021, as well as its financial performance and cash flows for the period ended as of such date, in accordance with the International Financial Reporting Standards, in each case, in the terms in which such report was made available to the shareholders of the Company.

SECOND It is approved to reduce the variable portion of the Company’s capital stock in the amount equivalent in Mexican pesos to $72,695,000 U.S. dollars, through the absorption of losses suffered by the Company in previous years and during the nine-month period ended September 30, 2021, as shown in the financial statements approved in accordance to the previous item in the agenda, provided that for the above-described reduction of the variable portion of the Company’s capital stock, the cancellation of shares will not be required, as the Company’s capital stock is represented by shares without expression of par value, remaining the variable portion of the capital stock of the Company, represented by 88,429,600 outstanding Series A shares.

The Secretary of the Company is instructed to carry out the necessary annotations and registrations in the book of capital variations of the Company for the purpose of reflecting the capital reduction herein declared, in accordance with Article Eleventh of the Company’s bylaws, as well as to instruct the drafting, signing, filing and disclosure of all notices, publications, requests and/or writings that must be carried out in accordance with the applicable legal provisions, including without limitation before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, the New York Stock Exchange, the Mexican Ministry of Economy and/or any other entity or authority, as well as to carry out any necessary or convenient actions related to the matters approved in accordance with this item of the agenda.

THIRD Messrs. Carlos Zamarrón Ontiveros, Gizeh Vicente Polo Ballinas, Crisanto Jesús Sánchez Carrillo, Diego Ernesto Aznar Gándara, Valentina Pliego Enciso, Daniela Roca Subero, Anamaría Melina Clares Pastrana, Zully Barbosa Villa, and Mauricio Palmero Rivera Cambas are hereby appointed to, jointly or separately, personally or through a third party on their behalf, appear before the notary public of their choice if appropriate, to request and obtain the notarization, either in party or in whole, of these minutes of the Shareholders’ Meeting, as well as to issue partial or complete copies or certified copies upon request of these minutes, prepare and execute notifications, notices, applications and any other document required under the applicable legal framework and carry out any necessary actions related to the matters approved in this Shareholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer